EXHIBIT (a)(1)(xvi)

CONTACT: Michael Golden, CEO Robert Nichols, CFO 561 544 1908

SUNAMERICAN BANCORP ANNOUNCES TENDER OFFER FOR OUTSTANDING WARRANTS

BOCA RATON, FL – September 25, 2007 – Sun American Bancorp (NASDAQ: SAMB), the bank holding company for Sun American Bank, today announced that it will commence tender offers in which it will spend up to $4.78 million to repurchase select outstanding warrants.  The SunAmerican Bancorp Series D warrants (NASDAQ:SAMBW) are publicly traded, while the other warrants subject to the tender offer are not publicly traded. All per share figures have been adjusted to reflect the 1-for-2.5 reverse stock split that was effective May 21, 2007.

The following securities are included in the tender offer:

4,822,100 Series D warrants (NASDAQ:SAMBW) at $0.25 per warrant

196,808 Series D underwriter warrants at $0.11 per warrant

1,323,500 Series E warrants at $0.35 per warrant

187,086 Series E underwriter warrants at $0.35 per warrant

8,168,714 Series F warrants at $0.32 per warrant

740,587.5 Series F warrants at $0.55 per warrant

“We are making these tender offers in order to deploy our capital efficiently and in a manner that will promote liquidity to our warrant holders and long-term value to our shareholders,” said Michael Golden, Chief Executive Officer. “While our board of directors has approved and authorized this tender offer, we are making no recommendations as to whether any holder of warrants should participate in this offer.  Each holder must make his or her own decision whether to tender any, all or part of his or her warrants.”

The offer is scheduled to expire at 5:00 P.M., East Coast Time, on October 24, 2007 unless the Company elects to extend the offer.  None of the tender offers are conditioned on any minimum number of warrants being tendered.  Each tender offer is, however subject to various conditions described in the Offering Memorandum, which is on file with the Securities and Exchange Commission at www.sec.gov. Keefe, Bruyette and Woods, Inc. has been engaged by Sun American to act as Dealer Manager. Olde Monmouth Stock Transfer Co. has been engaged as the Depositary for the tender offer.

Warrant holders will receive the Offering Memorandum and the Letter of Transmittal in the near future. For further assistance, warrant holders may contact their broker, dealer, commercial bank or trust company holding their warrants. In addition, the Dealer Manager, Keefe, Bruyette & Woods, Inc. can be reached at (877) 298-6520.

About Sun American Bancorp

Based in Boca Raton, Florida, Sun American Bancorp is the single-bank holding company of Sun American Bank, a state-chartered, federal member bank engaged in a general commercial and consumer banking business. Sun American Bank operates 14 offices in Miami, Broward and Palm Beach Counties in Southeast Florida and has $595 million in total assets as of June 30, 2007. For additional information, please visit our website at www.sunamericanbank.com.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Warrants of Sun American Bancorp.  The offer is being made solely by the Offering Memorandum and the related Letter of Transmittal.  Investors are urged to read the Company’s Tender Offer Statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits of Offer to Purchase and related Letter of Transmittal, as well as any amendments or supplements to the statement when they become available because they contain important information.